ASX/Media RELEASE	30 April 2007

pSivida Quarterly Cash Flow - 31 March 2007
Commentary and Highlights

- Worldwide License Agreement with Pfizer
- Company to Redeem Convertible Notes

Boston, MA. and Perth, Australia - pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it has released its cash flow statement for the quarter ended March 31, 2007.

Cash Flow

The cash balance at March 31, 2007 was A$7.4m (US$6.0m) an increase of A$2.0m (US$1.6m) from the balance at December 31, 2006. During the quarter, net cash inflows from financing activities were A$8.8m (US$7.0m) and net cash used for operating activities during the quarter was $A6.8m (US$5.3m).

In addition, as described more fully later in this release, in early April the company raised an additional A$10.3 (US$8.5) of net proceeds from share placements and A$6.1m (US$5m) from a strategic investment by Pfizer.

Worldwide Collaborative Research and License Agreement with Pfizer

pSivida signed an exclusive worldwide Collaborative Research and License Agreement with Pfizer Inc. for pSivida’s controlled drug delivery technologies, including the MedidurTM technology, in ophthalmic applications in April 2007. Under the terms of the agreement, pSivida will receive up to A$191m (US$155m) in development and sales related milestones. Pfizer has invested A$6.1m (US$5.0m) in ordinary shares of pSivida, the proceeds of which, as previously disclosed, are being held in the escrow described below until redemption of the Sandell Note. Pfizer has also agreed to invest an additional A$6.1m (US$5.0m) in the future, subject to certain conditions.

The two companies will work together on a joint research program aimed at developing ophthalmic products using pSivida’s sustained drug delivery technology. In addition to the milestone payments described above, Pfizer will fund the cost of the joint research program. This license agreement followed the completion of 12 months of evaluation of pSivida’s drug delivery technologies by Pfizer. pSivida is free to license its MedidurTM drug delivery technology for non-ophthalmic applications.

pSivida to redeem all Convertible Notes

The Company has now deposited into escrow a total of A$16.4m (US$13.6m), which is approximately sufficient to redeem the remaining principal balance of all its remaining convertible debt. Assuming no additional conversions of the Sandell Note into equity, the amount payable upon redemption of the Sandell note will be approximately A$15.4m (US$12.8m). The Company also anticipates issuing a redemption notice for the remaining balance of its Subordinated Convertible Notes. Following conversions of A$6.5m (US$5.4m) of these Notes to equity in April, the estimated amount of cash required to redeem all the remaining Subordinated Notes assuming no additional conversions into equity is A$1.1m (US900k).

pSivida entered into an agreement with its principal institutional lender, Sandell Asset Management Corp. (Sandell) whereby Sandell has agreed to close the December 29th, 2006 amendment to the Convertible Loan, which was announced on January 2nd, 2007 and in conjunction with the closing, pSivida will issue the previously disclosed warrants to Sandell to acquire American Depository Shares and will redeem the entire balance of the Sandell loan that has not been converted into equity prior to the redemption date. The company expects the redemption of the Note to occur on or before September 28, 2007. The retirement of the Company’s convertible debt should enable pSivida to move forward with a much simpler capital structure and facilitate the Company’s future development.

Retisert(R) Royalties

Royalty revenue recorded in the March quarter totalled A$281k (US$221k) which represents an increase of 15% compared to the same period in 2006, and an increase of 9% compared to the previous quarter. The reported amount is 50% of the actual revenues that would have been earned in this fiscal quarter. The reduction in royalties earned and collected is in accordance with a royalty advance agreement the Company entered into with Bausch & Lomb in June 2005. Under the terms of that agreement, following the next A$327k (US$257k) of royalties payable to the Company, Bausch and Lomb will retain 100% of the next A$5.7m (US$4.8m) of royalties otherwise payable under the license. Retisert(R) is the only FDA approved treatment for uveitis, a chronic eye disease and has been marketed by Bausch & Lomb in the United States since June 2005.

A product specific J-Code for Retisert(R) went into effect on January 1, 2007, replacing the Medicare hospital outpatient C-Code. The J-Code should be recognized by all health care insurers as they add this code to their respective billing systems and assist patients to get timely access to this innovative therapy.

Additional Highlights and Announcements for the Quarter and Post-Quarter

Boston based Managing Director appointed

Dr. Paul Ashton, located at the pSivida head office in Boston was appointed to the position of Managing Director. Dr. Ashton’s appointment is part of the program of consolidation of management and increased US focus of operations instituted by the Board of Directors. Dr. Ashton was formerly the Company’s Executive Director of Strategy. Concurrently, Dr. Roger Brimblecombe, Chairman of the Board of Directors, retired from service to pSivida. Dr. David J. Mazzo was appointed to succeed Dr. Brimblecombe as Non-executive Chairman of the Board.

Drug delivery licensing agreement with Faber Research LLC

pSivida entered into a licensing agreement with US-based Faber Research LLC to develop pSivida’s proprietary DurasertTM, ZanisertTM, and CODRUGTM drug delivery technologies for infectious diseases and diseases of the ear.

A$11.5m (US$9m) raised in April placement

pSivida completed a private placement of 41 million fully paid ordinary shares issued at A$0.27 each to raise approximately A$11.0m (US$9.0m) before costs to United States and European investors. Each two shares were issued with one free attaching option at an exercise price of A$0.27 and a term of four years. The issue price was equal to the five day volume weighted average closing price of pSivida’s ordinary shares on the ASX through 30th March, 2007, which was the last trading day prior to the closing of the exclusive worldwide Collaborative Research and License Agreement with Pfizer Inc. Placements to U.S. investors were made pursuant to Regulation D under the U.S. Securities Act and placements to non-U.S. investors were made pursuant to Regulation S under that Act.

AION Diagnostics sold

In April, 2007, pSivida completed the sale of its entire holdings in its subsidiary, AION Diagnostics Inc. to GEM Global Yield Fund, a portfolio management company, for a purchase price of A$3.7m (US$3.0m), payable in two equal installments of A$1.9m (US$1.5m). GEM paid the the first installment in cash on the closing date and at closing delivered a A$1.9m (US$1.5m) note payable no later than 12 months after the closing date. pSivida has exclusively licensed the non-electronic imaging diagnostic applications of its BioSiliconTM technology to AION Diagnostics for which pSivida will receive royalties from all commercialized products.

Alimera Sciences MedidurTM Trial Exceeds 500 Patient Mark in Phase III Trial Enrollment

Enrollment for the Phase III global clinical trial, the FAME(TM) (Fluocinolone Acetonide in Diabetic Macular Edema) Study has exceeded 50 percent. FAME is a double masked, randomized, multi-center study that will follow approximately 900 patients in the U.S., Canada, Europe and India for 36 months. The trial is studying the safety and efficacy of the novel treatment currently referred to as MedidurTM for diabetic macular edema (DME). MedidurTM, a tiny, injectable intravitreal insert, is being studied as a way to deliver a very low dose of fluocinolone acetonide, a corticosteroid, to the retina for up to three years as a treatment for DME. Using a proprietary 25 gauge transconjunctival injector system, an eye care professional injects the MedidurTM insert into the vitreous through a minimally invasive procedure in an outpatient setting.

This release does not constitute an offer of any securities for sale or solicitations of offers to buy any securities of the Company.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations Director pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Accent Marketing limited Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert(R) is FDA approved for the treatment of uveitis. Vitrasert(R) is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert(R) and Retisert(R). pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur(TM) for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials. pSivida has a worldwide collaborative research and license agreement with Pfizer Inc. for ophthalmic applications of its drug delivery technologies, including other ophthalmic applications of the Medidur(TM) technology.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon(TM), which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon(TM) product, BrachySil(TM) delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of pancreatic cancer.

pSivida’s intellectual property portfolio consists of 71 patent families, 99 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from facilities near Boston in the United States, Malvern in the United Kingdom and Perth in Australia.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system ( PSI). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This release contains forward-looking statements that involve risks and uncertainties including with respect to products and potential products, including the successful development, marketing and commercialization of our products and potential products, applications, regulatory approvals, the potential size of certain markets, our ability to raise funds and potential partnerships. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the risk that Bausch & Lomb will fail to maintain or increase its promotional activity related to Retisert(R); the risk that the ophthalmic medical community in the United States will fail to continue to accept Retisert(R) to treat patients with uveitis; the risk that the product specific J-Code will fail to help patients get timely access to Retisert(R) or result in increased sales of Retisert(R); the risk that we will not be able to raise additional funds at favourable terms or at all; the risk that we fail to reduce corporate overhead, the risk that the  company’s operational changes fail to bring about cost savings or make more efficient use of resources; the risk that we may not meet any of the milestones in the Pfizer agreement or may not successfully develop or commercialize the products under development; the risk that Pfizer terminates the license agreement; the risk that we will not be able to exploit our drug delivery technologies outside of the eye; the risk that our evaluation agreements for our products may not produce favorable results and/or result in license agreements; the risk that we will be unable to repay all amounts outstanding under our convertible notes or other liabilities; the risk that Faber may not commercialize any pSivida technology for infectious diseases or diseases of the ear; the risk that AION may not commercialize any products for which pSivida would receive a royalty; risks with respect to the efficacy of pSivida's drug delivery technology; and risks with respect to the final results of the FAME clinical trials. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.